                                                                                   SECURITIES AND EXCHANGE COMMISSION
      WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
Immersion Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
452521107
(CUSIP Number)

Stephen M. Schultz, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 203,828
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 203,828
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,828
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 109,365
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 109,365
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,365
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doonbeg Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,357,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,357,095
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,095
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Fund Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 327,559(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 327,559(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,559 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.11%
14.	TYPE OF REPORTING PERSON IA
(1)	Includes 123,731 Shares that are deemed to be beneficially owned by Shannon River Fund Management LLC, which serves as sub-advisor to two other funds.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 313,193
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 313,193
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,193
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Global Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 109,365
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 109,365
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,365
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doonbeg Global Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,357,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,357,095
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,095
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doonbeg Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,357,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,357,095
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,095
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spencer Waxman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,794,019 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,794,019 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,019 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 123,731 Shares that are deemed to be beneficially owned by Shannon River Fund Management LLC, which serves as sub-advisor to two other funds.

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, par value $0.001 per share, of Immersion Corporation (the "Issuer"). The Issuer's principal executive office is located at 50 Rio Robles, San Jose, California 95134.
Item 2.	Identity and Background.
(a) This statement is being filed by (1) Shannon River Partners LP, a Delaware limited partnership ("SRP"), (2) Shannon River Master Fund, L.P., a Cayman Islands exempted limited partnership ("SRMF"), (3) Doonbeg Master Fund, L.P., a Cayman Islands exempted limited partnership ("DMF"), (4) Shannon River Fund Management LLC, a Delaware limited liability company ("SRF Management"), (5) Shannon River Capital Management LLC, a Delaware limited liability company ("SRC Management"), (6) Shannon River Global Management, LLC, a Delaware limited liability company ("SRG Management"), (7) Doonbeg Fund Management, LLC, a Delaware limited liability company ("DF Management"), (8) Doonbeg Global Management, LLC, a Delaware limited liability company ("DG Management"), and (9) Spencer Waxman. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Each of (i) SRP, SRMF and DMF and (ii) two funds for which SRF Management serves as sub-advisor collectively hold the shares of Common Stock of the Issuer that are the subject of this statement (the "Common Stock" or the "Shares").  SRC Management serves as the General Partner of each of SRP and SRMF.  SRG Management serves as the investment manager of SRMF.  SRF Management serves as the investment manager of SRP and serves as the sub-advisor for two other funds. DF Management serves as the general partner of DMF. DG Management serves as the investment manager of DMF.  Mr. Waxman is the managing member of each of SRF Management, SRC Management, SRG Management, DF Management and DG Management.  As a result, (i) SRC Management and SRF Management each may be deemed to beneficially own the Shares held by SRP, (ii) SRC Management and SRG Management may be deemed to beneficially own the Shares held by SRMF, (iii) DF Management and DG Management may be deemed to beneficially own the Shares held by DMF, and (iv) Spencer Waxman may be deemed to beneficially own the Shares held by SRF Management, SRC Management, SRG Management, DF Management and DG Management.
(b) The principal business address of each of the Reporting Persons is 850 Third Avenue, 13th Floor, New York, New York 10022.
(c) The principal business of each of SRP, SRMF and DMF is acquiring, holding and disposing of investment securities.
The principal business of SRC Management is serving as the general partner of SRP and SRMF.
The principal business of SRF Management is serving as the investment manager of SRP and serving as sub-advisor for two other funds.
The principal business of SRG Management is serving as the investment manager of SRMF.
The principal business of DF Management is serving as the general partner of DMF.
The principal business of DG Management is serving as the investment manager of DMF.
The principal occupation of Mr. Waxman is serving as managing member for each of SRF Management, SRC Management, SRG Management, DF Management and DG Management.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) SRP  is organized as a limited partnership under the laws of the State of Delaware.  Each of SRMF and DMF is organized as an exempted limited partnership under the laws of the Cayman Islands.  Each of SRF Management, SRC Management, SRG Management, DF Management and DG Management is organized as a limited liability exempted company under the laws of the State of Delaware.  Spencer Waxman is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $15,842,484.41 was paid to acquire the 1,794,019 shares of Common Stock reported as beneficially owned by the Reporting Persons. The funds used to purchase the Shares were obtained from the general working capital of SRP, SRMF and DMF, and the general working capital of the two unaffiliated funds which are managed by a third party and for which SRF Management serves as a sub-advisor, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
Depending upon other factors including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 29,462,117 shares of Common Stock outstanding as of February 20, 2018, as reported on the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

As of the date hereof, SRP beneficially owned 203,828 Shares, constituting approximately 0.69% of the shares of Common Stock outstanding. By virtue of their respective relationships with SRP discussed in further detail in Item 2, each of SRC Management, SRF Management and Mr. Waxman may be deemed to beneficially own the Shares owned directly by SRP.  SRC Management, SRF Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As of the date hereof, SRF Management serves as the sub-advisor for two separate funds that are not affiliates of the Reporting Persons, which funds collectively own an aggregate of 123,731 Shares, constituting approximately 0.42% of the shares of Common Stock outstanding.  By virtue of their respective relationships with such funds discussed in greater detail in Item 2, each of SRF Management and Mr. Waxman may be deemed to beneficially own the Shares directly owned by such funds.  SRF Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As of the date hereof, SRMF beneficially owned 109,365 Shares, constituting approximately 0.37% of the shares of Common Stock outstanding. By virtue of their respective relationships with SRMF discussed in further detail in Item 2, each of SRG Management and Mr. Waxman may be deemed to beneficially own the Shares owned directly by SRMF. SRG Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As of the date hereof, DMF beneficially owned 1,357,095 Shares, constituting approximately 4.61% of the shares of Common Stock outstanding. By virtue of their respective relationships with DMF discussed in further detail in Item 2, each of DF Management, DG Management and Mr. Waxman may be deemed to beneficially own the Shares owned directly by DMF.  DG Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b) Each of SRP, SRC Management, SRF Management and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by SRP.  Each of SRF Management and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, any Shares directly held by the funds for whom SRF Management serves as sub-advisor.  Each of SRMF, SRC Management, SRG Management  and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by SRMF.  Each of DMF, DF Management, DG Management and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by DMF.  Information regarding each of SRC Management, SRF Management, SRG Management, DMF Management and Spencer Waxman is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares, except for the Shares held by third parties for whom SRF Management serves as sub-advisor.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1
Joint Filing Agreement, dated as of the date hereof, by and among Shannon River Partners LP, Shannon River Master Fund, L.P., Doonbeg Master Fund, L.P., Shannon River Fund Management, LLC, Shannon River Capital Management, LLC, Shannon River Global Management, LLC, Doonbeg Fund Management, LLC, Doonbeg Global Management, LLC and Spencer Waxman

Schedule 1	Transactions Effected by the Reporting Persons within the last 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 5, 2018
SHANNON RIVER PARTNERS, LP

By:	Shannon River Capital Management LLC, General Partner

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER MASTER FUND, L.P.

By:	Shannon River Capital Management LLC, as General Partner

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG MASTER FUND, L.P.

By:	Doonbeg Fund Management LLC, as General Partner

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER FUND MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER CAPITAL MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER GLOBAL MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG FUND MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG GLOBAL MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

/s/Spencer Waxman
Spencer Waxman

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of Immersion Corporation, dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	March 5, 2018

SHANNON RIVER PARTNERS, LP

By:	Shannon River Capital Management LLC, General Partner

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER MASTER FUND, L.P.

By:	Shannon River Capital Management LLC, as General Partner

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG MASTER FUND, L.P.

By:	Doonbeg Fund Management LLC, as General Partner

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER FUND MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER CAPITAL MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER GLOBAL MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG FUND MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG GLOBAL MANAGEMENT, LLC

By:	/s/Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

/s/Spencer Waxman
Spencer Waxman

SCHEDULE 1
TRANSACTIONS EFFECTED BY REPORTING PERSONS WITHIN THE LAST 60 DAYS
The following transactions were effected by Shannon River Partners LP during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share
1/30/2018	Common Stock	3,690	$10.20663
1/30/2018	Common Stock	2,460	$9.90
1/30/2018	Common Stock	6,150	$10.49363
1/31/2018	Common Stock	2,900	$10.66543
2/1/2018	Common Stock	4,255	$10.75
2/1/2018	Common Stock	9,545	$10.69192
2/2/2018	Common Stock	3,000	$10.25128
2/6/2018	Common Stock	8,023	$9.972723
2/23/2018	Common Stock	1,105	$11.995
2/23/2018	Common Stock	2,210	$11.7029
2/23/2018	Common Stock	21,085	$11.84771
2/26/2018	Common Stock	7,736	$11.88421
2/26/2018	Common Stock	2,232	$11.89165
2/27/2018	Common Stock	1,302	$11.815
2/27/2018	Common Stock	4,898	$11.77914
2/28/2018	Common Stock	2,208	$11.58508

The following transactions were effected by Shannon River Master Fund, L.P. during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share
1/30/2018	Common Stock	1,980	$10.20663
1/30/2018	Common Stock	1,320	$9.90
1/30/2018	Common Stock	3,300	$10.49363
1/31/2018	Common Stock	1,900	$10.66543
2/1/2018	Common Stock	2,343	$10.75
2/1/2018	Common Stock	5,257	$10.69192
2/2/2018	Common Stock	1,600	$10.25128
2/6/2018	Common Stock	4,338	$9.972723
2/23/2018	Common Stock	593	$11.995
2/23/2018	Common Stock	1,187	$11.7029
2/23/2018	Common Stock	11,320	$11.84771
2/26/2018	Common Stock	4,121	$11.88421
2/26/2018	Common Stock	1,189	$11.89165
2/27/2018	Common Stock	693	$11.815
2/27/2018	Common Stock	2,607	$11.77914
2/28/2018	Common Stock	1,251	$11.58508

The following transactions were effected by Doonbeg Master Fund, L.P. during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share
1/30/2018	Common Stock	24,330	$10.20663
1/30/2018	Common Stock	16,220	$9.90
1/30/2018	Common Stock	40,550	$10.49363
1/31/2018	Common Stock	95,200	$10.66543
1/31/2018	Common Stock	30,000	$10.44467
2/1/2018	Common Stock	18,402	$10.75
2/1/2018	Common Stock	41,286	$10.69192
2/2/2018	Common Stock	20,400	$10.25128
2/6/2018	Common Stock	53,605	$9.972723
2/23/2018	Common Stock	7,360	$11.995
2/23/2018	Common Stock	14,719	$11.7029
2/23/2018	Common Stock	140,421	$11.84771
2/26/2018	Common Stock	51,549	$11.88421
2/26/2018	Common Stock	14,876	$11.89165
2/27/2018	Common Stock	8,505	$11.815
2/27/2018	Common Stock	31,995	$11.77914
2/28/2018	Common Stock	14,942	$11.58508

The following transactions were effected by one of the funds to which Shannon River Fund Management, LLC serves as sub-advisor during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share
2/2/2018	Common Stock	5,813	$9.9886
2/2/2018	Common Stock	11,317	$9.999136
2/5/2018	Common Stock	15,900	$9.976194
2/6/2018	Common Stock	2,674	$9.972723
2/23/2018	Common Stock	367	$11.995
2/23/2018	Common Stock	733	$11.7029
2/23/2018	Common Stock	7,000	$11.84771
2/26/2018	Common Stock	(3,700)	$11.83173
2/26/2018	Common Stock	2,537	$11.88421
2/26/2018	Common Stock	732	$11.89165

The following transactions were effected by one of the funds to which Shannon River Fund Management, LLC serves as sub-advisor,  during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share
2/2/2018	Common Stock	9,187	$9.9886
2/2/2018	Common Stock	17,883	$9.999136
2/5/2018	Common Stock	25,100	$9.976194
2/6/2018	Common Stock	4,160	$9.972723
2/23/2018	Common Stock	575	$11.995
2/23/2018	Common Stock	1,151	$11.7029
2/23/2018	Common Stock	10,974	$11.84771
2/26/2018	Common Stock	4,058	$11.88421
2/26/2018	Common Stock	1,171	$11.89165
2/26/2018	Common Stock	6,100	$11.9151